Exhibit 99.1

BOS Reports First Quarter of the Year 2021 Financial Results

Third Consecutive Profitable Quarter

RISHON LE ZION, Israel, May 27, 2021 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the first quarter of the year 2021.

Revenues for the first quarter of 2021 were $7.3 million compared to $7.5 million in the comparable quarter last year. The decrease in revenues was attributed mostly to the RFID division, and reflects the adverse effects of the COVID-19 pandemic. We expect to make up the shortfall in first-quarter revenues during the rest of 2021.

Operating profit for the first quarter increased to $234,000 compared to $110,000 in the comparable quarter last year. The increase is attributed to the improvement in the Robotics division operational results (see segment tables below).

Financial expenses in the first quarter of 2021 increased to $111,000 from $56,000 in the comparable quarter last year, due to the decrease in the exchange rate of the U.S. dollar to the Israeli Shekel.

Net income for the first quarter of 2021 was $123,000 or $0.02 per basic share compared to a net income of $54,000 or $0.01 per basic share in the first quarter of 2020.

Eyal Cohen, BOS’s CEO stated: “I am encouraged by the continuing improvement in the operational results of the Robotics division that has positively affected the first quarter of the year 2021, as compared to the comparable quarter last year. We are working extensively to strengthen and develop the growth engines of our divisions, by expanding our product offerings, developing new solutions, and branching into new territories and segments. Regarding the year 2021, we reiterate our expectation for revenues in excess of $33 million and a net profit of above $1 million.”

BOS will host a conference call on Friday, May 28, 2021 at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS is a global provider of custom-made robots and an integrator of off-the-shelf automation systems for industrial and logistics processes. BOS also provides supply chain services, mainly for the aerospace and defense industries worldwide.

For more information, please visit our websites:

Corporate - www.boscom.com | Robotics– www.imdecol.com

RFID – www.dimex.co.il | Supply Chain – www.odem.co.il

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	(Unaudited)		(Audited)

Revenues	$7,328	$7,468	$33,551
Cost of revenues	5,648	5,784	27,433
Gross profit	1,680	1,684	6,118

Operating costs and expenses:
Research and development	60	18	112
Sales and marketing	952	1,107	3,922
General and administrative	434	449	1,747
Impairment of Goodwill and intangible assets	-	-	988
Total operating costs and expenses	1,446	1,574	6,769

Operating Income (loss)	234	110	(651)
Financial expenses, net	(111)	(56)	(348)
Other income, net	-	-	39
Net income (loss)	$123	$54	$(960)

Basic and diluted net income (loss) per share	$0.02	$0.01	$(0.22)
Weighted average number of shares used in computing basic net income (loss) per share	5,157	4,258	4,298

Weighted average number of shares used in computing diluted net income (loss) per share	5,185	4,258	4,298

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,662	$1,036
Restricted bank deposits	136	140
Trade receivables	8,961	9,172
Other accounts receivable and prepaid expenses	1,173	1,311
Inventories	5,841	4,871

Total current assets	17,772	16,530

LONG-TERM ASSETS	62	59

PROPERTY AND EQUIPMENT, NET	949	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	985	767

OTHER INTANGIBLE ASSETS, NET	35	40

GOODWILL	4,676	4,676

Total assets	$24,479	$23,028

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$786	$815
Operating lease liabilities, current	459	557
Trade payables	5,327	5,492
Employees and payroll accruals	805	985
Deferred revenues	739	601
Advances net of inventory in process	230	68
Accrued expenses and other liabilities	111	391

Total current liabilities	8,457	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	984	1,216
Operating lease liabilities, non-current	652	367
Long term deferred revenues	197	303
Accrued severance pay	335	364

Total long-term liabilities	2,168	2,250

TOTAL SHAREHOLDERS’ EQUITY	13,854	11,869

Total liabilities and shareholders’ equity	$24,479	$23,028

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020

Operating income (loss)	$234	$110	$(651)
Add:
Impairment of Goodwill and other intangible assets	-	-	988
Amortization of intangible assets	5	26	40
Stock-based compensation	15	21	65
Depreciation	54	71	270
EBITDA	$308	$228	$712

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2021

Revenues	$2,948	$3,954	$454	$(28)	$7,328

Gross profit	$848	$648	$184	$-	$1,680

Operating income (loss)	$247	$57	$(70)	$-	$234

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2020

Revenues	$3,305	$4,081	$104	$(22)	$7,468

Gross profit (loss)	$940	$858	$(114)	$-	$1,684

Operating income (loss)	$321	$184	$(395)	$-	$110

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2020

Revenues	$12,455	$18,594	$2,502	$-	$33,551

Gross profit (loss)	$3,265	$3,724	$(871)	$-	$6,118

Impairment of goodwill and intangible assets	-		$(988)	-	(988)

Operating income (loss)	$941	$1,130	$(2,722)	$-	$(651)